Mail Stop 6010


      December 15, 2005


Mr. Gregory Beecher
Chief Financial Officer
Teradyne, Inc.
321 Harrison Avenue
Boston, Massachusetts  02118

	Re:	Teradyne, Inc.
      Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarter Ended March 31, 2005, June 30, 2005, and
     September 30, 2005
      File No. 001-06462

Dear Mr. Beecher:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
 Form 10-K for the Year Ended December 31, 2005

Financial Statements, page 46

Notes to Consolidated Financial Statements, page 51

Note L.  Restructuring and Other Charges, page 68

1. We note that you have incurred $35.8 million, $5.3 million,
$71.3
million, $125.2 million of restructuring charges during the nine months ended September 30, and the years ended December 31, 2004, 2003 and 2002, respectively. We note that you provide summary disclosures of the activity relating to all of your restructuring activities. However, it appears that you have aggregated multiple restructuring activities into one disclosure. Please revise this note and MD&A in future filings to provide all of the disclosures required by paragraph 20 of SFAS 146 and SAB Topic 5.P4 for each restructuring activity.

Form 8-K Dated October 18, 2005

GAAP to Pro Forma Earnings Guidance Reconciliation

GAAP to Pro Forma Statement of Operations Reconciliation

2. We note that you present your historical non-GAAP measures in the form of a statement of operations for the three and nine months ended
September 30, 2005 and provide non-GAAP earnings guidance for the fourth quarter of 2005 in the form of a statement of operations. This format may be confusing to investors as it also reflects several non-
GAAP measures, including but not limited to non-GAAP revenues, non-
GAAP cost of revenues, non-GAAP engineering and development expenses, non-GAAP selling and administrative expenses, non-GAAP restructuring and other charges, non-GAAP (loss) income from operations, non-GAAP interest expense and income, non-GAAP (loss) income before income tax expense, and non-GAAP net income, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to
Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph
(e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of
Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.
* To eliminate investor confusion, please remove the non-GAAP statements of operations format for your historical and projected earnings from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement. Please provide us with a sample of your proposed disclosure. We may have further comment.

3. Further to the above, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by
Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

GAAP to Pro Forma Reconciliation-Connection Services Divestiture

4. We note that you present a pro forma statement of operations for
the three and nine months ended September 30, 2005 that reflects the
disposition of your Connection Systems Business.   This
disposition
has not yet closed as of the date of this Form 8-K, and thus pro forma financial information is not yet required based on Item 2.01 of the Instructions to the Form 8-K. However, we note that you have elected to present selected pro forma information in this Form 8-K.
As such, please tell us why you did not include a pro forma
balance
sheet as of September 30, 2005 and a pro forma statement of operations for the year ended December 31, 2004 to reflect the disposition of your Connection Systems Business. Please also confirm that you will file full pro forma financial statements reflecting the
disposition after the closing of the transaction.  Refer to Item
2.01
of the Instructions to Form 8-K and Article 11 of Regulation S-X.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Michele Gohlke, Branch Chief at (202) 551-3327 or me at
(202)
551-3643 if you have questions regarding these comments.


      							Sincerely,



								Kevin Vaughn
								Reviewing Accountant


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Mr. Gregory Beecher
Teradyne, Inc.
December 15, 2005
Page 1